UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Third Quarter 2010 Results
BEIJING, China, November 15, 2010 /Xinhua-PRNewswire/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leader in online video portal operations in China, today announced unaudited financial results for its third quarter ended September 30, 2010.
Background
On August 17, 2010, Ku6 Media (formerly named as Hurray! Holding Co., Ltd.), sold its wireless value-added services (“WVAS”) and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$37,243,904 in cash and acquired 100% equity interest of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online radio business, from Shanda in exchange for 415,384,615 newly issued ordinary shares and a minority shareholder in exchange for 138,461,539 newly issued ordinary shares, respectively. Accordingly this release covers the third quarter and nine months ended September 30, 2010, as well as the comparable periods of 2009, and present the results of Yisheng and WVAS and recorded music businesses prior to the disposal to Shanda.
The above transactions were considered as transactions between entities under common control. Therefore the transaction is recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity. The consolidated financial statements have been prepared as if Yisheng had been in existence in the current corporate structure upon the time Hurray! Holding Co., Ltd. was acquired by Shanda in August 2009 and the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements.
Highlights for the Third Quarter of 2010
•	Total revenues from continuing operations, representing advertising revenues contributed by online video portal and online radio operations, grew to $4.0 million in the third quarter of 2010, up 35.1% from $2.9 million in the second quarter of 2010.

•	Net loss from continuing operations narrowed to $12.7 million in the third quarter of 2010, a decrease of 18.0% from a loss of $15.5 million in the second quarter of 2010.

Business Results
Because Ku6 was acquired in January 2010 and Yisheng was assumed to be transferred from Shanda from August 2009, the results of operations for the three and nine months ended September 30, 2010 including Ku6’s online video business and Yisheng’s online radio business as well as the WVAS and recorded music business presented in discontinued operations before disposal may not be comparable to those ended September 30, 2009, which only included Yisheng’s operating results from August 2009 and the WVAS and recorded music business in discontinued operations.
Continuing Operations — Advertising
Total revenues from continuing operations, representing the advertising revenue from online video portal and online radio operation were $4.0 million in the third quarter of 2010, up 35.1% from $2.9 million in the second quarter of 2010. The substantial increase in advertising revenues was mainly driven by the expansion of video advertisement demand, and marketing and promotion efforts. Continuous investment in content in prior quarters also made Ku6 Media more attractive to both users and advertisers. In the third quarter of 2010, the top five companies that had placed advertisements on Ku6’s website were Lenovo, Dell, P&G, Master Kong and Wang Laoji (soft drink name).
Gross loss of continuing operations was $5.6 million in the third quarter of 2010 compared with a gross loss of $8.7 million in the second quarter of 2010. The decrease in gross loss was mainly because of the increase in revenue and reduction in cost.
Operating expenses of continuing operations were $7.1 million in the third quarter of 2010 and compared with $6.8 million in the second quarter of 2010.
Net loss from continuing operations was $12.7 million in the third quarter of 2010, a decrease of 18.0 % from a loss of $15.5 million in the second quarter of 2010.
Discontinued Operations — WVAS and Recorded Music Businesses
Net loss from discontinued operations was $0.4 million in the third quarter of 2010. The net income of discontinued operations in the second quarter of 2010 amounted to $2.9 million, which included a gain of $4.5 million from the disposal of Beijing Huayi Brothers Music Co., Ltd (“Huayi Music”) in May 2010. Net loss of discontinued operations in the third quarter of 2009 was $3.0 million. Excluding the gain from disposal of Huayi Music, the sequential decrease of net loss from discontinued operations was mainly due to the restructure of certain WVAS businesses and resources.

Overall
Net loss attributable to Ku6 Media was $12.8 million in the third quarter of 2010, $12.4 million in the second quarter of 2010, and $5.2 million in the third quarter of 2009.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.40 in the third quarter of 2010, $0.42 in the second quarter of 2010, and $0.24 in the third quarter of 2009. Weighted average basic and diluted ADS used to calculate diluted ADS per share was 31.9 million ADS in the third quarter of 2010, 29.2 million ADS in the second quarter of 2010, and 22.0 million ADS in the third quarter of 2009.
Loss before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $11.4 million in the third quarter of 2010, $11.1 million in the second quarter of 2010, and $4.1 million in the third quarter of 2009. A reconciliation between net loss attributable to Ku6 Media under U.S. generally accepted accounting principles (GAAP) and EBITDA is shown at the end of this news release.
As of September 30, 2010, the Company had $40.1 million in cash and cash equivalents, compared to $13.8 million as of June 30, 2010, and $49.7 million as of December 31, 2009.
In the third quarter of 2010, Ku6 Media has further grown into a central source of news and entertainment for China’s online video viewers. Ku6 Media’s reports covered most of the significant domestic and international events such as the South African World Cup in July, Zhouqu mudslide in August, and Shanghai World Expo etc. Through the new channel “Warner Zone” in www.juchang.com, Ku6 Media started to offer latest TV series and library title movies produced by Warner Brothers. The number of Ku6 Media’s self-produced contents was increasing stably, included the 24-hour live-broadcast internet reality shows Crazy Soccer Fans, Modern Girls, and other hit programs.
Mr. Shanyou (Kevin) Li, the Chief Executive Officer of Ku6 Media, commented, “We are encouraged to see our advertising revenues increasing and net loss kept narrowing continuously, after the completion of the massive business realignments. In the quarter, we started to cooperate with two major Hollywood studios to offer more international contents to our users. We also believe the success of our self-produced programs will further differentiate Ku6 Media from our industry peers and sharpen our competitive edge in China’s online video advertising market.”

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The results for the nine months ended September 30, 2010 are not necessarily indicative of the results expected for the full year or for any future period. Adjustments to the financial statements may be made when audit work is completed, which could result in significant differences between the audited financial statements and the preliminary unaudited financial information contained in this press release.
Conference Call
Ku6’s management team will host a conference call on Monday, November 15, 2010 at 7:00 a.m. EST, which is Monday, November 15, 2010 at 8:00 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.

Dial-in numbers:
U.S.A.:	+1- 866-770-7129
International:	+1- 617-213-8067
Password:	37011537

A replay will be available from November 15, 2010 for 7 days.
USA:	+1- 888-286-8010
International:	+1- 617-801-6888
Password:	23187271
A live and archived webcast of the conference call will also be available at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=187793&eventID=3509097
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://www.ku6.com/about/ku6/.

Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”) is one of the leading online audio service operators in China. It provides the complete solutions based on the internet audio system, such as online radio channel, online games built-in radio and other services to its customers. Currently Yisheng has set up about 20 online game built-in radio channels, covering more than 80% of Chinese popular online games. Yisheng is a wholly-owned subsidiary of Ku6 Media. For more information about Yisheng, please visit http://www.radio-arts.com/
Hurray! Holding Co., Ltd., changed its name to Ku6 Media Co., Ltd., on August 17, 2010.
Investors are cautioned that the size and businesses of Ku6 Media changed on August 17, 2010, and that the financial results presented here are provided as a matter of record and do not reflect Ku6 Media’s businesses as they exist from August 17, 2010 onward.
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	September 30,	December 31,
	2010	2009
U.S. dollars in thousands		(Revised)*

Assets
Current assets:
Cash and cash equivalents	$40,148	$49,744
Short-term investment	—	10,000
Accounts receivable, net of allowance for doubtful accounts	7,718	4,010
Accounts receivable due from related party	160	52
Prepaid expenses and other current assets	3,043	1,890
Other receivable due from related parties	3,087	63
Inventories	23	202
Total current assets	54,179	65,961

Deposits	—	332
Property and equipment, net	7,861	1,472
Acquired intangible assets, net	27,770	1,645
Goodwill	10,057	2,099
Total assets	$99,867	$71,509

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$14,702	$4,880
Accounts payable due to related party	2,508	—
Accrued expenses and other current liabilities	11,938	6,332
Other payable due to related parties	4,697	1,904
Income tax payable	—	655
Current deferred tax liabilities	—	12
Total current liabilities	33,845	13,783

Long-term payable	—	18
Non-current deferred tax liabilities	4,936	403
Total liabilities	38,781	14,204

Redeemable non-controlling interest	—	371

Shareholders’ equity:
Ordinary shares	174	110
Additional paid-in capital	129,557	76,606
Accumulated deficit	(67,682)	(31,595)
Accumulated other comprehensive income	(879)	9,956
Total Ku6 Media Co., Ltd. shareholders’ equity	61,170	55,077
Non-controlling interests	(84)	1,857
Total shareholders’ equity	61,086	56,934
Total liabilities and shareholders’ equity	$99,867	$71,509
*: The balance as of December 31, 2009 includes the assets and liabilities of the WVAS and recorded music business as well as Yisheng’s online radio business due to common control transactions, while the balance as of September 30, 2010 only reflects the assets and liabilities of Ku6’s online video business acquired in 2010 and Yisheng’s online audio business.

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
		(Revised)		(Revised)*
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising	3,961	266	9,151	266
Third parties	3,802	108	8,637	108
Related parties	159	158	514	158
Total revenues	3,961	266	9,151	266

Cost of revenues:
Advertising	9,548	129	27,996	129
Third parties	8,883	129	26,092	129
Related parties	665	—	1,904	—
Total cost of revenues	9,548	129	27,996	129

Gross loss	(5,587)	137	(18,845)	137

Operating expenses:
Product development	—	—	—	—
Selling and marketing	3,983	123	9,576	204
General and administrative	3,147	2,343	9,722	4,652
Total operating expenses	7,130	2,466	19,298	4,856

Operating loss from continuing operations	(12,717)	(2,329)	(38,143)	(4,719)

Interest income	23	74	50	298
Other income	—	—	—	2
Interest expense	(19)	0	(31)	0
Loss before income tax expense	(12,713)	(2,255)	(38,124)	(4,419)

Income tax expense	10	3	31	3

Net loss from continuing operations	(12,703)	(2,252)	(38,093)	(4,416)

Discontinued operations:
Net loss from discontinued operations, net of tax	(407)	(3,032)	(3,139)	(14,087)
Gain from disposal of discontinued operations, net of tax	—	—	4,487	222
Net income (loss) from discontinued operations, net of tax	(407)	(3,032)	1,348	(13,865)
Net loss	(13,110)	(5,284)	(36,745)	(18,281)
Less: Net loss attributable to the non-controlling interest	271	50	658	50
Net loss attributable to Ku6 Media Co., Ltd.	(12,839)	(5,234)	(36,087)	(18,231)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.00)	($0.00)	($0.01)	($0.00)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.00)	($0.00)	$0.00	($0.01)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.00)	($0.00)	($0.01)	($0.01)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.39)	($0.10)	($1.26)	($0.20)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.01)	($0.14)	$0.04	($0.63)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.40)	($0.24)	($1.22)	($0.83)

Weighted average shares used in per share calculation-basic and diluted	3,194,781,254	2,196,177,940	2,967,456,124	2,195,793,818
Weighted average ADSs used in per ADS calculation-basic and diluted	31,947,813	21,961,779	29,674,561	21,957,938
*: Operating results for the three and nine months ended September 30, 2010 include Ku6’s online video business and Yisheng’s online radio business as well as the WVAS and recorded music business presented in discontinued operations before disposal, which are not comparable as those as of September 30, 2009, which only included Yisheng’s operating results from August 2009 and the WVAS and recorded music business in discontinued operations.

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	(in thousands of U.S. dollars, except		(in thousands of U.S. dollars, except
	share and per share data)		share and per share data)
Net loss attributable to Ku6 Media Co., Ltd.	(12,839)	(5,234)	(36,087)	(18,231)
Add (deduct):
Interest expense	5	3	25	9
Income tax expense (benefit)	(30)	683	(56)	224
Depreciation and amortization	1,496	549	3,732	2,083
Interest income	(18)	(97)	(87)	(372)
EBITDA	(11,386)	(4,096)	(32,473)	(16,287)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/Xiaomei Pang
	Name:	Xiaomei Pang
	Title:	General Counsel

Date: November 19, 2010